U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

[x]

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly period ended: January 31, 2003

or

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _________________________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.

(formerly Quartz Mountain Gold Corp.)

(Name of small business issuer specified in its charter)

British Columbia, Canada

None

(State or other jurisdiction of

(I.R.S. Employer

 incorporation or organization)

Identification No.)

1020 - 800 West Pender Street, Vancouver, BC

V6C 2V6

(Address of principal executive offices)

(Zip code)

Issuer’s telephone number

(604) 684-6365

(Former address, if changed from last report)

As of March 28, 2003, there were 9,308,315 common shares allotted and outstanding.

QUARTZ MOUNTAIN RESOURCES LTD.

TABLE OF CONTENTS

PART I:

FINANCIAL INFORMATION

ITEM 1:

Financial Statements

(i)

Consolidated Balance Sheets as at January 31, 2003, and July 31, 2002

3

(ii)

Consolidated Statements of Operations and Deficit

for the six months ended January 31, 2003, and January 31, 2002 ,

(iii)

Consolidated Statements of Cash Flows for the six months ended

January 31, 2003 and January 31 , 2002

5

(iv)

Notes to the Consolidated Financial Statements

6 - 8

ITEM 2:

Management’s Discussion and Analysis or Plan of Operation

9-10

PART II:

OTHER INFORMATION

ITEM 1:

Legal Proceedings

11

ITEM 2:

Changes in Securities

11

ITEM 3:

Defaults Upon Senior Securities

11

ITEM 4:

Submission of Matters to a Vote of Security Holders

11

ITEM 5:

Other Information

11

ITEM 6:

Exhibits and Reports on Form 6-K

11

SIGNATURES

12

PART I:

FINANCIAL INFORMATION

ITEM 1:

Consolidated Financial Statements

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	January 31, 2003	July 31, 2002

Assets

Current assets
Cash and cash equivalents	$ 449,909	$ 474,187
Accounts receivable	8,872	7,096
	458,781	481,283

Mineral property interests (note 2)	15,517	1,271

	$ 474,298	$ 482,554

Liabilities and Shareholders’ Deficiency

Current liabilities
Accounts payable and accrued liabilities	$ 31,334	$ 83,193

Shareholders’ equity (deficiency)
Share capital (note 3)
Authorized
60,000,000 common shares of no par value
Issued and fully paid
9,308,315 common shares	20,350,284	20,299,897
Deficit	(19,907,320)	(19,900,536)
	442,964	399,361
Continuing operations (note 1)

	$ 474,298	$ 482,554

See accompanying notes to the consolidated financial statements.

Approved By the Board

“David S. Jennings”

David S. Jennings

“Shannon M. Ross

Shannon M. Ross

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended January 31,		Six Months Ended January 31,
	2003	2002	2003	2002

Expenses and other
Interest and other income	$ (2,767)	$ --	$ (5,625)	$ --
Foreign exchange (gain) loss	(6,045)	4,095	(11,204)	2,156
Corporate, general and administrative expenses	14,324	10,903	23,613	14,381
Gain on disposal of mineral property interests	--	(195,504)	--	(195,504)
Mineral property expenditures	--	--	--	6,700
	5,512	(180,506)	6,784	(172,267)

Earnings (loss) for the period	(5,512)	180,506	(6,784)	172,267
Deficit, beginning of period	(19,901,808)	(20,368,617)	(19,900,536)	(20,360,378)

Deficit, end of period	$ (19,907,320)	$ (20,188,111)	$ (19,907,320)	$ (20,188,111)

Earnings (loss) per share	$(0.00)	$0.02	$(0.00)	$0.02

Weighted average number of common shares outstanding	9,060,972	8,583,345	8,829,088	8,577,775

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended January 31,		Six Months Ended January 31,
	2003	2002	2003	2002

Operating activities
Earnings (loss) for the period	$ (5,512)	$ 180,506	$ (6,784)	$ 172,267
Gain on disposal of mineral property interests	--	(95,504)	--	(95,504)
Changes in non-cash operating working capital
Amounts receivable	(510)	(1,404)	(1,776)	(1,185)
Accounts payable and accrued liabilities	(8,372)	13,590	(51,859)	13,628

Cash (used for) operating activities	(14,394)	97,188	(60,419)	89,206

Investing activities
Mineral property interests
Acquisition costs	--	--	(7,900)	--
Exploration activities	(1,370)	--	(6,346)	--

Cash used for investing activities	(1,370)	--	(14,246)	--

Financing activities
Issue of common shares
- for cash	50,387	--	50,387	--
Cash provided by financing activities	50,387	--	50,387	--

Increase (decrease) in cash and cash equivalents	34,623	97,188	(24,278)	89,206

Cash and cash equivalents, beginning of period	415,286	2,808	474,187	10,790

Cash and cash equivalents, end of period	$ 449,909	$ 99,996	$ 449,909	$ 99,996
Non-cash
Acquisition of mineral property interests	$ --	$ 1,272	$ --	$ 1,272
Issuance of share capital		(1,272)		(1,272)
Investment in shares	--	95,506	--	95,506
Gain on disposal of mineral property interests	--	(95,506)	--	(95,506)

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended January 31, 2003 and 2002

(Prepared by management without audit)

(Stated in U.S. Dollars)

The accompanying consolidated financial statements for the interim periods ended January 31, 2003 and 2002 are prepared on the basis of accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended July 31, 2002.

1.

Continuing Operations

These financial statements are prepared in accordance with accounting principles applicable to a going concern.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company’s significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company’s working capital at January 31, 2003, is $427,447, sufficient to meet the Company’s objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management’s plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company’s exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to continue to curtail the Company’s operations and exploration and development activities.

2.

Interests in Mineral Properties

	Acquisition Costs	Deferred Exploration and Development Costs	January 31, 2003 Total	July 31, 2002 Total
Mineral Properties:
Newton Hill, British Columbia	$ 1,271	$ --	$ 1,271	$ 1,271
Ample Goldmax, British Columbia	6,346	6,530	12,876	--
	$ 7,617	$ 6,530	$ 14,147	$ 1,271

(a)

The Company entered into an option agreement to acquire 100% of the Newton Hill property consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to an net smelter returns royalty of 2%.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended January 31, 2003 and 2002

(Prepared by management without audit)

(Stated in U.S. Dollars)

(b)

The Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company will pay the optionors Cdn$10,000 (paid) at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.

3.

Share Capital

	Number of Shares	Average Price per Share ($)	Amount
Balance, July 31, 2001	8,572,204		$20,298,625
Issued for mineral property interest	25,000	0.051	1,271
Balance, July 31, 2002	8,597,204		20,299,896
Private placement, less share issue costs	711,111	Cdn$0.1125	50,387
Balance, January 31, 2003	9,308,315		$20,350,284

(a)

There were no share options outstanding at January 31, 2003 and 2002.

(b)

There are 260,000 warrants outstanding at Cdn$0.10 to purchase a common share, exercisable until June 19, 2003, and 711,111 warrants outstanding at Cdn$0.15 to purchase a common share, exercisable until December 2, 2004.

4.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

(a)

The Company paid $12,683 for rent and administrative services to a private company, of which an officer and director of the Company is a director.  The Company entered into a private placement of 711,111 units at Cdn$0.1125 per unit.  Each unit consists of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of the Company at Cdn$0.15 per share for a two year period, expiring December 2, 2004.  The shares have a twelve-month hold period from the date of issue.

(b)

The Company paid $1,459 in consulting fees to a private company controlled by a director of the Company.

(c)

The Company paid $2,236 in legal fees to a law firm, of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Six Months Ended January 31,
	2003	2002

Ample-Goldmax Property, British Columbia
Acquisition costs
Balance, beginning of period	$ --	$ --
Incurred during the period	6,346	--
Balance, end of period	6,346	--
Exploration costs
Geological	7,900	--
Balance, end of period	7,900	--
	14,246	--
Newton Hill Property, British Columbia
Acquisition costs
Balance, beginning and end of period	1,271	--
Mineral property interests	$ 15,517	$ --

ITEM 2:

Management’s Discussion and Analysis or Plan of Operation

Results of Operations

Three months ended January 31, 2003 and January 31, 2002

The principal factors contributing to the difference between the loss of $5,512 for the three months ended January 31, 2003, as compared to the earnings of $180,506 for the three months ended January 31, 2002, include:

-

An increase in corporate, general and administrative expenditures from $10,903 in fiscal 2002 to $14,324 in fiscal 2003, primarily due to a slight increase in administrative costs paid by the Company  during the quarter.  Annual general meeting costs increased from $3,198 in fiscal 2002 to $4,252 in fiscal 2003.  The annual general meeting is held in the second quarter of the fiscal year, and all of the related costs were incurred in the three months ended January 31 of each fiscal year, with no costs incurred in the three months ended October 31 of each fiscal year.  Stock exchange and filing fees increased from $1,469 in fiscal 2002 to $4,735 in fiscal 2003 ($2,194 was incurred in the three months ended October 31, 2002).

-

A gain on disposal of $195,504 in fiscal 2002 on the sale of the Quartz Mountain property in Oregon, with no related gain in fiscal 2003.

-

Exchange gains of $6,045 in the three months ended January 31, 2003, as compared to losses of $4,095 on foreign exchange incurred in the three months ended January 31, 2002.

-

Interest income of $2,767 was earned in the three months ended January 31, 2003 (compared to $2,858 in the three months ended October 31, 2002) and no interest income in the three months ended January 31, 2002, when there were no cash investments.

Six months ended January 31, 2003 and January 31, 2002

The principal factors contributing to the difference between the loss of $6,784 for the six months ended January 31, 2002, and the loss of $37,346 for the six months ended January 31, 2001, include:

-

an increase in corporate, general and administrative expenditures from $14,381 in fiscal 2002 to $23,613 in fiscal 2003, primarily due to the increases in stock exchange and filing fees from $1,469 in fiscal 2002 to $$4,735 in fiscal 2003, an increase in legal fees from $3,563 in fiscal 2002 to $4,478 in fiscal 2003. and an increase in annual general meeting costs from $3,198 in fiscal 2002 to $4,252 in fiscal 2003.

-

Foreign exchange gains of $11,204 were incurred in fiscal 2003 compared to foreign exchange losses in fiscal 2002.

-

Interest revenue of $5,625 was earned on investments in fiscal 2003, as compared to no interest revenue in fiscal 2002, when the Company had no investments.

-

A gain on disposal of $195,504 of the Quartz Mountain property in Oregon.

-

Payment of the $6,700 in maintenance fees to the Bureau of Land Management was required in fiscal 2002, but is no longer required due the sale of the Quartz Mountain property in Oregon.

Liquidity and Capital Resources

At January 31, 2003, Quartz’s cash and cash equivalents amounted to $449,909, a decrease of $24,278 from July 31, 2002.

The major contributors to the change in net cash position during the six months ended January 31, 2002, were:

-

Operations, which utilized net cash of $60,419, including payments of accounts payable of $51,859, and

-

Acquisition costs of $6,346 and exploration costs of $7,900 on the Ample-Goldmax property, and

The mining industry is capital intensive and there can be no certainty that Quartz’s existing cash balances or proceeds from the sale of Quartz’s common shares will provide sufficient funds for all of the Company’s requirements.  Should the need arise, Quartz may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.  At this time, Quartz does not have any unused banking commitments or lines of credit, which could provide additional working capital.  At January 31, 2003, share subscriptions were outstanding of $5,024.  At this time, the Company does not have any unused banking commitments or lines of credit which could provide additional working capital.

Until its sale in the year ended July 31, 2002, Quartz’s primary focus was the Quartz Mountain Property in Oregon.  Quartz is continually reviewing mineral exploration properties for possible acquisition.  Any acquisition or option which would be entered into, if Quartz believes that it has sufficient future exploration potential to further the interests of the Company.  Any new acquisition must rely on new sources of financing such as the sale of common shares, which will provide working capital.

The Company should have sufficient working capital to fund administrative costs for the next twelve months.  Additional working capital will be required to fund any new acquisitions.  The Company does not expect to generate revenue from operations for several years from the Quartz Mountain Property (1% NSR), and it is not known at this time if or when any mining would commence on the Quartz Mountain Property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge will be responsible for all costs relating to the Quartz Mountain Property and the Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to an net smelter returns royalty of 2%.

Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The terms of the agreement are such that the Company will pay the optionors Cdn$10,000 (paid) at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.  With the acceptance of the above transaction by the TSX Venture Exchange, Quartz completes its reactivation.  The inactive status of the Company was removed effective at the opening on January 29, 2003.  Effective at the opening on January 29, 2003, the Company’s trading symbol changed from YQZ.T to YZQ.

Accounting Principles

The above discussion of results of operations is based on the Company’s unaudited consolidated financial statements for the six months ended January 31, 2003, included herein, which are prepared using accounting principles generally accepted in Canada

Inflation and Price Changes

Inflation is not expected to have a material impact on the Company beyond the general impact on all businesses such as higher costs of materials, services and wages.  Inflation could affect both future costs and the price the Company will realize from the sale of future gold production.

PART II

OTHER INFORMATION

ITEM 1

Legal Proceedings

The Company is not party to any material pending legal proceedings.

ITEM 2

Changes in Securities

Not applicable.

ITEM 3

Defaults Upon Senior Securities

None.

ITEM 4

Submission of Matters to a Vote of Security Holders

None.

ITEM 5

Other Information

ITEM 6

Exhibits and Reports on Form 6-K

None.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTZ MOUNTAIN RESOURCES LTD.

(Registrant)

Date:

March 28, 2003

By:

“David S. Jennings”

David S. Jennings

President and

Chief Executive Officer